UNITED STATES
	   SECURITIES AND EXCHANGE COMMISSION
	        Washington, D.C. 20549

		    SCHEDULE 13G/A
       Under the Securities Exchange Act of 1934
		  (Amendment No. 5)

	            Golar LNG Ltd.
	           (Name of Issuer)

                       Common
            (Title of Class of Securities)

                     G9456A100
                   (CUSIP Number)

                  December 30, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)

			CUSIP No.  G9456A100


1.Names of Reporting Persons.

  Steinberg Asset Management, LLC

I.R.S. Identification Nos. of above persons (entities only):  06-1623775

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

  Delaware, United States

Number of 	5.Sole Voting Power	12,341,092
Shares
Beneficially 	6.Shared Voting Power	0
Owned by
Each 		7.Sole Dispositive Power  12,341,092
Reporting
Person With	8.Shared Dispositive Power	0

9.Aggregate Amount Beneficially Owned by Each Reporting Person	12,341,092

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 18.26%

12.Type of Reporting Person:  IA

			CUSIP No.  G9456A100


1.Names of Reporting Persons.

  Michael A. Steinberg

I.R.S. Identification Nos. of above persons (entities only).

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

  United States

Number of 	5.Sole Voting Power	342,300
Shares
Beneficially 	6.Shared Voting Power	0
Owned by
Each 		7.Sole Dispositive Power  342,300
Reporting
Person With	8.Shared Dispositive Power	0

9.Aggregate Amount Beneficially Owned by Each Reporting Person	342,300

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) .51%

12.Type of Reporting Person:  IN

Explanatory Note: The Reporting Persons inadvertently omitted on the
Schedule 13G and Amendments Nos. 1 through 4 thereto, shares of the Issuer beneficially owned by the Reporting Persons and that are traded on the Oslo Stock Exchange and not on the NASDAQ Stock Market. This omission has been corrected herein. Additional changes in beneficial ownership by the Reporting Person are also indicated in this Amendment No. 5. The schedule below sets out the number of shares of the Issuer reported by the Reporting Persons as of each of the dates set out below and the number of the Issuer's common shares, including shares listed on the Oslo Stock Exchange, actually held by the Reporting Persons as of each such date.

Date 			Shares Reported		Shares Actually Held

December 31, 2006	4,662,197		6,986,547
June 30, 2007		6,463,371		8,662,178
December 31, 2007	6,635,896		8,320,503
October 31, 2008	10,974,709		12,793,546
December 31, 2008	10,993,719		12,816,556

Item 1(a).	Name of Issuer:

		Golar LNG Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		Par La Ville Place
		14 Par La Ville Road 4th Floor
		Hamilton HM 08 Bermuda

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		Steinberg Asset Management, LLC
		12 East 49th Street
		Suite 1202
		New York, NY 10017
		Delaware

		Michael A. Steinberg
		12 East 49th Street
		Suite 1202
		New York, NY 10017
		United States

Item 2(d).	Title of Class of Securities:

		Common

Item 2(e).	CUSIP Number:

		G9456A100

Item 3.	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
	or (c), Check Whether the Person Filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

	a. Amount beneficially owned: 12,683,392

	Michael A. Steinberg may be deemed to have beneficial ownership of the
	securities beneficially owned by Steinberg Asset Management, LLC
	and Michael A. Steinberg & Company, Inc. In addition, the securities reported
	as beneficially owned by Michael A. Steinberg include securities held by
	Mr. Steinberg's wife and children as well as securities	held in trust for
	Mr. Steinberg's children of which Mr. Steinberg is trustee.

	b. Percent of Class: 18.77%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote 12,683,392

		(ii) Shared power to vote or to direct the vote	0

		(iii)Sole power to dispose or to direct the disposition of 12,683,392

		(iv) Shared power to dispose or to direct the disposition 0

Item 5.	Ownership of Five Percent or Less of a Class:

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.

Item 8.	Identification and Classification of Members of the Group:

	Not applicable.

Item 9.	Notice of Dissolution of Group:

	Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 30, 2009


	By:/s/ Steven Feld
	-----------------------
	Steven Feld
	Title:   Managing Director